UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of 		November , 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 November, 2003  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
19 NOVEMBER 2003

NOVOGEN GRANTED US PATENT COVERING PHENOXODIOL FOR CANCER
TREATMENT.
Pharmaceutical company Novogen, has been granted the US patent covering methods for treating all Benign and malignant cancers with the anti cancer drug phenoxodiol, including ovarian cancer, breast cancer, prostate cancer and cervical cancer.

Phenoxodiol is currently in phase II human clinical trials in the US and Australia, and the rights to commercialise phenoxodiol have been licensed to the Novogen majority owned US company Marshall Edwards, Inc.

Managing Director of Novogen, Mr Christopher Naughton, said the latest US patent joined a suite of existing protection which consolidated and further secured Novogens intellectual property position.

Novogen has a leading position in the research and development of drugs derived from its phenolic technology platform.

The Company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.

The oncology compound phenoxodiol is being developed by the Companys listed subsidiary Marshall Edwards, Inc.
LSE-AIM:MSH).

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com .

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties.
Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

Novogen is a world leader in the research and development of drugs derived from its phenolic technology platform. The company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.
The oncology compound phenoxodiol is being developed by the Company's listed subsidiary Marshall Edwards Inc. (LSE-AIM:MSH).

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com and www.novogen.com .

ISSUED FOR		:	NOVOGEN LIMITED
LISTINGS			:	 ASX (CODE NRT), NASDAQ
(CODE NVGN).
FOR FURTHER			CHRISTOPHER NAUGHTON,
MANAGING DIRECTOR, NOVOGEN LIMITED
INFORMATION		:	TEL (02) 9878 0088

ISSUED BY		:	WESTBROOK COMMUNICATIONS
				CONTACT: DAVID REID TEL (02)
9231 0922 OR
0417 217 157